
October 17, 2017

Via E-mail
Mr. Edward Dickinson
Principal Financial Officer
Scandium International Mining Corp.
1430 Greg Street, Suite 501
Sparks, Nevada 89431

> **Re:** **Scandium International Mining Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 000-54416**

Dear Mr. Dickinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017
Item 2. Properties page 26

1.   We note your disclosure on page 26 that you have commissioned an independent marketing report that examined the 10 year scandium supply/demand outlook. Please forward to our engineer, as supplemental information and not as part of your filing, the independent marketing report, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. Please provide this information on a CD, formatted as Adobe PDF files. If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 12b-4 of Regulation 12B. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

2.   We note your disclosure on page 31 regarding your memorandum of understanding with ALCERECO. Please tell us if this offtake agreement includes a take-or-pay agreement,

or if ALCERECO is contractually obligated to purchase production from your Nyngan project. If not, please revise subsequent filings to clarify.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining